Press release
For immediate release
May 28 2007

VIRGINIA SELLS ITS TANTALE ERLANDSON AND URANIUM NORD PROPERTIES AND SIGNS A PARTNERSHIP AGREEMENT WITH NUNAVIK MINING EXPLORATION FUND (NMEF) ON THE CHAMPDORÉ AND RIVIÈRE GEORGES PROJECTS

TANTALE ERLANDSON

Virginia Mines Inc. (“Virginia”) announces the signing of an agreement with Commerce Resources Corp. (“Commerce Resources”) pursuant to which Commerce Resources will acquire a 100% interest in 8 claims located in the Labrador Trough, northern Québec, in consideration of the issuance of 710,000 common shares and 290,000 warrants negotiable for a two-year period at a price of $1.12 per share. The agreement is subject to a 1% royalty (NSR) in favour of Virginia and to a 5% royalty (NPI) in favour of two prospectors. Commerce Resources has the right to buyback this 5% royalty (NPI) in consideration of CA$500,000.

URANIUM NORD

 Virginia also announces that it entered into agreement with Matamec Exploration Inc. (“Matamec”) pursuant to which Matamec acquired a 100% interest in 204 claims located in the Ungava Peninsula, northern Québec, in consideration of a payment of $47,532 and the issuance of 200,000 common shares of a subsidiary that will be constituted by Matamec. The agreement is subject to a 1% net smelter return (NSR) in favour of Virginia. Matamec and its subsidiary have the right to buyback 0.5% of the NSR for CA$500,000.

 PARTNERSHIP AGREEMENT WITH NMEF

Virginia also announces the signing of a partnership agreement with the Nunavik Mining Exploration Fund (“NMEF”) on the Champdoré and Rivière Georges projects, located east of the Labrador Trough, Kuujjuaq region, province of Québec.

Through this agreement, NMEF acquired a 50% interest in the two properties in consideration of a CA$51,940 payment. Therefore, work will be carried out in partnership with NMEF on a 50-50 basis and NMEF will be the operator until December 21, 2008. Virginia will become the operator afterwards.

Champdoré Property
The Champdoré property is located 125 kilometres northeast of Schefferville within NTS 23 P/13. The geology of the property consists mainly in a bimodal volcanic sequence surrounding a granodioritic intrusion. Prospecting carried out in the mid 90’s, which was aimed at the evaluation of an interesting copper anomaly in the lake bottom sediments, outlined within the bimodal volcanic sequence mineralization in gold-copper-silver that returned values of up to 5.9 g/t Au, 0.3 % Cu and 5.1 /t Ag in erratic blocks and 1.8 g/t Au, 2.3 % Cu and 33.7 g/t Ag in outcrops. No other work was since reported on these showings.

Rivière Georges Property
The Rivière Georges property consists of three blocks of claims located within NTS 23 P/16, 24 A/01, 24 A/07 and 24 A/08, 200 kilometres ENE of Schefferville.

The geology of the area is constituted mainly of paragneiss and amphibolite assemblages. These blocks of claims cover interesting bottom lake sediments regional anomalies mineralized in arsenic and copper, whom potential is enhanced by the presence of some mineralized showings outlined in the mid 90’s within paragneisses and amphibolites. These blocks of claims returned values of up to 1.49 g/t Au and 2.4 % Cu.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $46,432,689 and 26,425,198 shares issued and outstanding as of February 28, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events